CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Modern MFG Services, Inc.
Everett ,Wa

    The undersigned consent to the use of its opinion dated Oct 10, 2002, relating to the financial statements of Modern MFG Services, Inc., a Washington Corporation, and to the reference to the firm under "Experts," all as included in the Registration Statement under S-8.

/s/   Jonathon P. Reuben, C.P.A.

Jonathon P. Reuben
Certifid Public Accountant
Torrance , California
Nov 09, 2002